SEC Mail Processing Section

FEB 22 2012

Washington, DC 125

SECURITIES AND EXCHANGE COMMISSION

12010881

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 67606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Avenue Suite 2700

(No. and Street)

Dallas (City) TX (State) 75202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tina Schurke 214-545-6827

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP

(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/12

OATH OR AFFIRMATION

I, Tina Schurle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE HICKEY
My Commission Expires
March 22, 2015

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Commerce Street Capital, LLC

December 31, 2011

Commerce Street Capital, LLC

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Member
Commerce Street Capital, LLC

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (a Texas Limited Liability Corporation) (the "Company") as of December 31, 2011, and the related statements of operations, member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Street Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Dallas, Texas
February 14, 2012

Commerce Street Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$1,676,154
Accounts receivable, net of allowance for doubtful receivables of $55,000	296,711
Receivables from employees, net of allowance for doubtful receivables of $226,413	17,500
Furniture and equipment, net of accumulated depreciation of $177,125	150,566
Due from affiliates	54,691
Prepaid expenses	113,810
Total assets	$2,309,432

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable	$ 4,130
Due to parent	778,787
Other liabilities	359,409
Deferred rent	174,448
Total liabilities	1,316,774
Commitments and contingencies (Note I)	
Member's capital	992,658
Total liabilities and member's capital	$2,309,432

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2011

Revenues	
Investment banking and financial advisory fees	$ 5,371,642
Reimbursed expenses	502,352
Total revenue	5,873,994
Expenses	
Employee compensation, commissions and benefits	4,680,003
Professional fees	731,590
Marketing	160,325
Occupancy	259,138
Travel and entertainment	430,070
General and administrative	636,094
Bad debt	234,613
Depreciation	62,233
Total expenses before income taxes	7,194,066
Net loss before income taxes	(1,320,072)
Provision for income tax	5,355
Net loss	$(1,325,427)

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF MEMBER'S CAPITAL

Year ended December 31, 2011

Member's capital, December 31, 2010	$ 1,391,728
Contributions	926,357
Net loss	(1,325,427)
Member's capital, December 31, 2011	$ 992,658

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flows from operating activities	
Net loss	$(1,325,427)
Depreciation	62,233
Bad debt expense	234,613
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in accounts receivable	169,354
Decrease in net due from affiliates/parent and receivables from employees	381,092
Decrease in prepaid expenses	34,722
Increase in accounts payable	3,145
Increase in other liabilities	170,284
Increase in deferred rent	174,448
Net cash used in operating activities	(95,536)
Cash flows from investing activities	
Purchases of furniture and equipment	(116,664)
Cash flows from financing activities	
Capital contributions from member	926,357
Net increase in cash and cash equivalents	714,157
Cash and cash equivalents, beginning of period	961,997
Cash and cash equivalents, end of period	$ 1,676,154

The company paid cash of $17,246 for Texas Margin taxes in 2011.

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Commerce Street Capital, LLC (CSC or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC (CSH). CSH is a multi-member LLC.

The broker dealer business consists of several types of financial services, including investment banking, financial advisory, and underwriting and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is a wholly-owned subsidiary of Penson Worldwide, Inc. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are followed by the Company in the preparation of its financial statements.

<u>Cash and Cash Equivalents</u>

The Company considers cash equivalents to be highly liquid investments that are not held for sale in the ordinary course of business, with original maturities of less than 90 days. At December 31, 2011, the Company had $1,575,534 in cash and $100,620 in cash equivalents. The Company is required to maintain $100,000 in cash with its clearing broker.

<u>Investment Banking</u>

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

<u>Financial Advisory Fees</u>

Financial advisory fees include consulting fees earned from providing financial advice. Revenue is recorded when earned as specified by the terms of the contract.

<u>Reimbursed Expenses</u>

Reimbursed expenses are out-of-pocket expenses that are reimbursable to the Company per the terms of each client's contract.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Tax

The Company is a single member limited liability company and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly. The Company is subject to the Texas Margin Tax, which is imposed on gross revenue generated in Texas by the Company. The related expense is reflected as provision for income taxes on the accompanying statement of operations. Related accrued income tax expense totaled $3,589 at December 31, 2011 and is included in other liabilities on the accompanying statement of financial condition.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for which the statute of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2011 totaled $62,233.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using current market information, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As further events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ from those estimates.

NOTE C - ACCOUNTS RECEIVABLE

The Company's accounts receivable are balances due from customers for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2011, an allowance of $55,000 was recorded in the financial statements.

An analysis of the allowance for doubtful receivables for the year ended December 31, 2011 is as follows:

Beginning of year	$ 46,800
Additions charged to operations	8,200
End of year	$ 55,000

NOTE D - RECEIVABLES FROM EMPLOYEES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The Company has granted working capital loans to two employees in support of the opening of a Memphis branch office. These loans, along with accrued interest, were to be repaid by December 31, 2011. In addition, the Company has issued advances to certain employees. The balance of receivables from employees is as follows:

	December 31, 2011
Working capital loans	$ 220,000
Accrued interest	6,413
Employee advances	17,500
Total receivables from employees	243,913
Allowance for doubtful receivables	(226,413)
	$ 17,500

The allowance for doubtful receivables is increased by charges to income and decreased by charge-offs (net of recoveries). Management periodically evaluates the adequacy of the allowance on the receivables from employees, which are considered impaired or uncollectible. As of December 31, 2011, the allowance to ending receivables from employees balance was 92.8% and represents the full allowance against working capital loans and accrued interest as of December 31, 2011.

NOTE D - RECEIVABLES FROM EMPLOYEES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES - Continued

An analysis of the allowance for doubtful receivables from employees for the year ended December, 31, 2011 is as follows:

Beginning of year	$ -
Additions charged to operations	226,413
End of year	$226,413

Loans and advances are classified as impaired when they are past due as to principal or interest or when reasonable doubt exists as to timely collectability. Of the total receivables from employees at December 31, 2011, $18,096 of the balance is current, $220,000 was due as of December 31, 2011, $577 is over 30 days past due, $596 is over 60 days past due, and $4,644 is over 90 days past due as of December 31, 2011.

NOTE E - FURNITURE AND EQUIPMENT

Furniture and equipment as of December 31, 2011, is as follows:

	Acquisition cost	Accumulated depreciation	Net book value
Computers and related equipment	$199,300	$(129,557)	$ 69,743
Furniture and fixtures	128,391	(47,568)	80,823
	$327,691	$(177,125)	$150,566

NOTE F - DUE TO PARENT AND DUE FROM AFFILIATES

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (CSIA), and Commerce Street Capital Management (CSCM). The Company shares employees, retail space as well as normal operating contracts and vendor relationships with CSH, CSIA, and CSCM.

CSH pays expenses on behalf of the Company, CSIA, and CSCM. The Company reimburses CSH on a monthly basis for amounts due. The amount due to CSH from the Company as of December 31, 2011 was $778,787. Various affiliates of CSC owe the Company $54,691 as of December 31, 2011.

NOTE G - PREPAID EXPENSES

Prepaid expenses include prefunded registration fees paid to FINRA to register the Company and certain representatives in each state that the Company operates (CRD fees), prepaid insurance, license fees that will expire within the next year, as well as other miscellaneous items. A schedule of prepaid expenses as of December 31, 2011, is as follows:

Prepaid CRD fees	$ 4,469
License fees	69,730
Prepaid other	39,611
	$113,810

NOTE H - OTHER LIABILITIES

Other liabilities include accrued compensation and benefits and other miscellaneous liabilities. Most accrued compensation and benefits were paid in January 2012. The remainder will be paid before June 2012. A schedule of other liabilities as of December 31, 2011, is as follows:

Accrued compensation and benefits	$308,749
Other liabilities	50,660
	$359,409

NOTE I - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities under non-cancelable leases. The Company and CSIA have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which expires July 14, 2022. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule. The following is a schedule of the approximate future minimum lease payments required under the lease:

2012	$ 198,198
2013	396,396
2014	396,396
2015	400,901
2016	405,405
Thereafter	2,382,881
	$4,180,177

NOTE I - COMMITMENTS AND CONTINGENCIES - Continued

Based on the allocation of certain joint expenses for the year ended December 31, 2011, the Company shares the above lease commitments with CSIA.

For the year ended December 31, 2011, the Company paid rent totaling $75,298, which is included in occupancy expense in the accompanying statement of operations.

NOTE J - GUARANTEES

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $249,367 which was $149,367 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 5.3 to 1.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by any of the current counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

The Company maintains cash balances that at times may be subject to credit risk when the Federal Deposit Insurance Corporation (FDIC) Insurance limit is exceeded. The Company has not experienced any losses on such accounts. The Company's uninsured balance is $1,325,534 as of December 31, 2011.

Four customers accounted for approximately 58% of accounts receivable as of December 31, 2011. Two customers accounted for approximately 26% of investment banking and financial advisory fees for the year ended December 31, 2011.

NOTE L - FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

NOTE M - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 14, 2012, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Commerce Street Capital, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Net capital:	
Total member's capital	$ 992,658
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable - unsecured	296,711
Receivable from employees	17,500
Prepaid expenses	113,811
Due from affiliate	54,691
Fixed assets	150,566
Excess fidelity bond	108,000
Total deductions and/or charges	741,279
Net capital before haircut on securities positions (tentative net capital)	251,379
Haircuts:	
Money Market	2,012
Net capital	$ 249,367
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 87,789
Minimum dollar net capital requirement of reporting broker-dealer	100,000
Net capital requirement (greater of above two minimum requirement amounts)	100,000
Net capital in excess of required minimum	149,367
Excess net capital at 1000% (net capital less 120% of maximum dollar net capital requirement)	117,689
Aggregate indebtedness	1,316,774
Ratio of aggregate indebtedness to net capital	5.3 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Commerce Street Capital, LLC

SCHEDULE II - OTHER REQUIRED INFORMATION

December 31, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Member
Commerce Street Capital, LLC

In planning and performing our audit of the financial statements of Commerce Street Capital, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 14, 2012

Grant Thornton